UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) 04.032.433/0001 -80
Company Registry ID (NIRE) 33300275410
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON JUNE 17, 2008
drawn up in the summary format pursuant to article 130 and paragraphs of Law 6404/76.

1) Date, Place and Time: held at 10:00 am on June 17at the headquarters of Contax Participações S.A. (“Company”) located at Rua do Passeio, 48 to 56, (parte), Rio de Janeiro, RJ.

2) Call Notice: published in the “Diário Oficial do Estado do Rio de Janeiro”, official gazette”, part V, in the editions of: 06/02/2008, page 15, 06/03/2008, page 14 and 06/04/2008, page 11, and in the “Valor Econômico National Edition” - Newspaper –, in the editions of: 06/02/2008, page A11, 06/03/2008, page B7 and 06/04/2008, page B11.

3) Agenda: (i) Amendment of the header of article 13 of the Bylaws, increasing the maximum number of members on the Company’s Board of Directors from 11 to 13: “Article 13 –The Board of Directors shall be comprised of up to 13 (thirteen) members and equal number of alternates, all shareholders, with the designation of Board members, elected by the General Meeting and dismissed by it at any time, with term of office of 3 (three) years, allowing reelection.”; (ii) Election of the members to the Board of Directors and their respective alternate members, under the terms of article 141 paragraph 3 of Law 6404 of 15/12/1976, for the remainder of the term of office; (iii) Election, by controlling shareholders, of 1 (one) member and 1 (one) alternate member to the Company’s Fiscal Council, for the remaining term of office consequent to the mentioned members.

4) Attendance: Shareholders representing 71.14% of the voting capital stock, according to the signatures included in the Shareholders’ Attendance Book.

5) Presiding Board: Chairman: Michel Neves Sarkis, Secretary: Luciene Sherique Antaki.

6) Resolutions: Those Company shareholders present at the Meeting and 71,14% of the capital stock with voting rights, decided on the following:

6.1. To unanimously approve the increase in the number of members of the Company’s Board of Directors, which may non be up to 13 (thirteen) members, as opposite to 11 (eleven) members.

6.2. Consequent to the resolution in item (i) above, to amend the header of article 13 of the Company’s Bylaws, which will now read as follows:

“Article 13 - The Board of Directors shall be comprised of up to 13 (thirteen) members and equal number of alternates, all shareholders, with the designation of Board members, elected by the General Meeting and dismissed by it at any time, with term of office of 3 (three) years, allowing reelection.”

6.3. With regard to item ii on the Agenda, the Chairman of the meeting informed the members present that the election of new members to the Board of Directors for the remainder of the term of office was necessary to recompose the decision-making body in order to adapt it to the new shareholder structure in the holding company, as widely announced. He also informed that the procedure adopted to convene the meeting was in compliance with paragraph 3 of article 141 of Law 6404/76, by virtue of the election conducted at the Shareholders’ Meeting held on 18/04/2006 by multiple vote system, and that the member representing the shareholders, who was elected at that meeting pursuant to paragraph 5 of Article 141 of Law 6404/76 was not affected by the recomposition. After the initial remarks, shareholders representing 71.14% of the Company’s voting capital, who were present at the Meeting, took the following decisions:

6.4. The Shareholders approved, by majority vote and without any dissenting vote, the election of the following members and their alternate members to the Company’s Board of Directors to hold office till the Shareholders’ Meeting of 2009: (a) nominees of the controlling shareholder, CTX Participações S.A.: (1) Mr. PEDRO JEREISSATI, a Brazilian citizen, married, business administrator, Identity Card (RG) 16.226.645 -5, Individual Taxpayer’s ID (CPF/MF) 273.475.308 -14, domiciled in the city and State of São Paulo, at Rua Chucri Zaidan n.º 920, 16º andar, Vila Cordeiro, and his respective alternate member Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, a Brazilian citizen, married, economist, Identity Card (RG) 1.969.275, Individual Taxpayer’s ID (CPF/MF) 000.365.013 -87, domiciled in the city and State of São Paulo, at Rua Chucri Zaidan n.º 920-16º andar; (2) Mr. CARLOS JEREISSATI, a Brazilian citizen, single, business administrator, Identity Card (RG) 16.226.643 -1, Individual Taxpayer’s ID (CPF/MF) 146.626.458 -67, domiciled in the city and State of São Paulo, at Av. Dr. Chucri Zaidan nº. 920, 16º andar, Vila Cordeiro, and his respective alternate member Mr. ROBERTO SCHNEIDER, a Brazilian citizen, divorced, engineer, Identity Card (RG) 5.335 .414, Individual Taxpayer’s ID (CPF/MF) 497.645.788 -53, domiciled in the city of Fortaleza, State of Ceará, at Av. Vicente de Castro, 6.043, Cais do Porto, CEP 60180-410;

(3) Ms. CRISTINA ANNE BETTS, a Brazilian citizen, married, business administrator, Identity Card (RG) 10.623.897 -8, Individual Taxpayer’s ID (CPF/MF) 144.059.448 -14, domiciled in the city and State of São Paulo, at Av. Dr. Chucri Zaidan nº. 920, 16º andar, Vila Cordeiro, and her respective alternate member Mr. ALEXANDRE JEREISSATI LEGEY, a Brazilian citizen, married, engineer, Identity Card (RG) 34.545.462 -5, Individual Taxpayer’s ID (CPF/MF) 954.529.077 -34, domiciled in the city and State of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro; (4) Mr. LÚCIO OTÁVIO FERREIRA, a Brazilian citizen, married, business administrator, Identity Card (RG) M-2.554.754, e Individual Taxpayer’s ID (CPF/MF) 559.069.076 -53, domiciled in the city and State of Rio de Janeiro, at Praia de Botafogo n.º 300, 4º andar, Botafogo, and his respective alternate member Mr. ALEXANDRE SILVA MACEDO, a Brazilian citizen, married, economist, Identity Card (RG) 10209317-6, Individual Taxpayer’s ID (CPF/MF) 037.426.597 -66, domiciled in the city and State of Rio de Janeiro, at Praia de Botafogo n.º 300, 4º andar, Botafogo; (5) Mr. FLAVIO EDUARDO SZNAJDER, a Brazilian citizen, married, engineer, Identity Card (RG) 08.561.503 -7, Individual Taxpayer’s ID (CPF/MF) 016.724.717 -45, domiciled in the city and State of São Paulo, at Rua Dr. Geraldo Campos Moreira nº 375, 9° andar, Brooklin Novo, and his respective alternate member Mr. OTÁVIO MARQUES DE AZEVEDO, a Brazilian citizen, married, engineer, Identity Card (RG) 13.088, Individual Taxpayer’s ID (CPF/MF) 129.364.566 -49, domiciled in the city and State of São Paulo, at Rua Geraldo Campos Moreira nº 375, 9º andar, Brooklin Novo; (6) Mr. RAFAEL ANDRADE DA CUNHA PEREIRA, a Brazilian citizen, married, engineer, Identity Card (RG) M3-527.230, Individual Taxpayer’s ID (CPF/MF) 835.774.836 -87, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Sinval de Sá nº. 70, Cidade Jardim; and his respective alternate member Mr. ÁLVARO FURTADO DE ANDRADE, a Brazilian citizen, judicially separated, engineer, Identity Card (RG) M-899.339, Individual Taxpayer’s ID (CPF/MF) 449.005.116 -68, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Sinval de Sá nº. 70, Cidade Jardim; (7) Mr. FERNANDO ANTONIO PIMENTEL MELO, a Brazilian citizen, married, lawyer, Identity Card (RG) 5880, Individual Taxpayer’s ID (CPF/MF) 085.399.444 -72, , domiciled in the city and State of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2901, Botafogo, and his respective alternate member Mr. MARCIO DE ARAÚJO FARIA, a Brazilian citizen, separated, engineer, Identity Card (RG) 27.172 -D, Individual Taxpayer’s ID (CPF/MF) 298.088.807 -97, domiciled in the city and State of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2901, Botafogo; (8) Mr. ANTONIO ADRIANO SILVA, a Brazilian citizen, married, business administrator, Identity Card (RG) M1411903, Individual Taxpayer’s ID (CPF/MF) 056.346.956 -00, domiciled in the city Brasília, Federal District, at Vice-Presidência da República, Palácio do Planalto, Anexo II, CEP: 70.083 -900, and his respective alternate member Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, a Brazilian citizen, married, economist, Identity Card (RG) 114.703.65 -51, Individual Taxpayer’s ID (CPF/MF) 010.394.107 -07, domiciled in the city Brasília, Federal District, at Esplanada dos Ministérios – Ministério da Fazenda, Bloco P, sala 309, CEP 70048-900;

(9) Mr. ERIK PERSSON, a Brazilian citizen, divorced, retired, Identity Card (RG) 8006144375, Individual Taxpayer’s ID (CPF/MF) 148.409.280 -53 domiciled in the city and State of Rio de Janeiro, at Av. Nossa Senhora de Copacabana n° 661, apto. 604, Copacabana, and his respective alternate member Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, a Brazilian citizen, married, banker and employee of the Federal Savings Bank, Identity Card (RG) 6123022, Individual Taxpayer’s ID (CPF/MF) 650.042.058 -68, domiciled in the city and State of Rio de Janeiro, at Avenida Sernambetiba, 3360, Bl. 3, apto. 2103, Barra da Tijuca (10) Mr. SÉRGIO FRANCISCO DA SILVA, a Brazilian citizen, single, banker, Identity Card (RG) 15326768, Individual Taxpayer’s ID (CPF/MF) 037.302.708 -77, domiciled in the city Brasília, Federal District, at Setor Comercial Norte, Quadra 2, Bloco A, 12° andar, Asa Norte, and his respective alternate member Mr. ANTÔNIO BRÁULIO DE CARVALHO, a Brazilian citizen, married, lawyer, Identity Card (RG) 0001297891 Individual Taxpayer’s ID (CPF/MF) 309.882.766 -15, domiciled in the city Brasília, Federal District, at Setor Comercial Norte, Quadra 2, Bloco A, 13° andar, Asa Norte; (11) Mr. LEONARDO VITAL BRAZIL TEIXEIRA, a Brazilian citizen, married, economist, Identity Card (RG) 05.617.741 -3, Individual Taxpayer’s ID (CPF/MF) 024.181.177 -58, domiciled in the city and State of Rio de Janeiro, at Rua do Ouvidor n° 98, 8° andar, Centro, and his respective alternate member Mr. NEWTON CARNEIRO DA CUNHA, a Brazilian citizen, married, business administrator, Identity Card (RG) 7.201.628, Individual Taxpayer’s ID (CPF/MF) 801.393.298 -20, domiciled in the city and State of Rio de Janeiro, at Rua do Ouvidor n° 98, 8° andar, Centro. The abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ represented by Ms. Melissa Belloto was recorded.

Ms. ISABEL S. RAMOS KEMMELMEIER, a Brazilian citizen, married, engineer, Identity Card (RG) 05418374-4, Individual Taxpayer’s ID (CPF/MF) 016.751.727 -90, resident in the city and State of Rio de Janeiro, at Rua Sacopã n° 274, apto. 401, Lagoa, continues as (12) member, while her alternate member position remains vacant till a decision on a future date, considering her election through separate voting at the Company Shareholders’ Meeting of 18/04/2006, without the participation of the controlling shareholder, pursuant to Article 141, paragraph 5 of Law 6404/76.

6.5. The members of the Board of Directors hereby elected declare that they are not impeded, pursuant to article 147 of Law 6404/76, from holding the position for which they were elected to.

6.6. To acknowledge the resignation of Messrs. Ricardo Scalzo and Pedro Wagner Pereira Coelho as member and alternate member, respectively, from the Company’s Fiscal Council, who grant full and absolute release to the Company, declaring that they have no receivables and shall make no further claim.

6.7. To approve by majority vote, without any dissenting vote, the nomination, by the controlling shareholder, of 1 (one) member and the respective alternate, to the Company’s Fiscal Council, for the remainder of the term of office of the members who resigned. The member is Mr. SERGIO BERNSTEIN, a Brazilian citizen, married, engineer, Identity Card (RG) 5.850.726 Individual Taxpayer’s ID (CPF/MF) 007.296.208 -91, domiciled in the city and State of São Paulo, at Av. Dr. Chucri Zaidan, n.° 920, 16º andar, Vila Cordeiro, and his respective alternate member is Mr. EDER CARVALHO MAGALHÃES, a Brazilian citizen, married, accountant, Identity Card (RG) M4.334.299, Individual Taxpayer’s ID (CPF/MF) 637.838.356 -15, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Av. do Contorno n.° 8123, Cidade Jardim. The abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ represented by Ms. Melissa Belloto was recorded.

6.8. The members of the Fiscal Council hereby elected declare that they are not impeded, pursuant to article 162 of Law 6404/76, from holding the position for which they were elected to.

6.9. The shareholders present approved the drawing up of minutes of the present Extraordinary Shareholders’ Meeting in a summarized format, and its publication, without the signatures of the shareholders present, in accordance with article 130 of Law 6404/76.

7) Closure: With no other item on the agenda, these minutes were drawn up, read, approved and signed by all the shareholders present, after recording the abstentions and votes formally submitted by the shareholders at the Meeting, all of which are filed at the Company’s headquarters. The publication of the minutes, without the signatures of the shareholders present, pursuant to article 130, paragraph 2 of Law 6404/ 76, was approved by the shareholders. I hereby certify that this is a true copy of the respective Minutes Book filed at the Company.

Rio de Janeiro, June 17, 2008.

______________________

Luciene Sherique
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.